UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 3)*

BAJA MINING CORP.
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

05709R103
(CUSIP Number)

with a copy to:
Mr. Jonathan Fiorello	Robert G. Minion, Esq.
Mount Kellett Capital Management LP	Lowenstein Sandler PC
623 Fifth Avenue, 18th Floor	1251 Avenue of the Americas, 18th Floor
New York, NY 10022	New York, NY 10020
(212) 588-6100	(646) 414-6930

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 05709R103

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

2.		Check the Appropriate Box if a Member of a Group (See Instructions):
(a)		☐
(b)		☐

3.		SEC Use Only

4.		Source of Funds (See Instructions): WC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.		Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	67,421,117*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	67,421,117*
Person With	10.	Shared Dispositive Power:	0*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 67,421,117*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.		Percent of Class Represented by Amount in Row (11): 19.9%*

14.		Type of Reporting Person (See Instructions): IA

*As of January 10, 2012 (the “Filing Date”), Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Fund”), holds 67,421,117 common shares, without par value (the “Common Shares”), of Baja Mining Corp., incorporated under the laws of the Province of British Columbia, Canada (the “Company”).  Mount Kellett Capital Management LP (the “Reporting Person”) possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund.  Based on the Company’s Report of Foreign Private Issuer for the Month of November 2011, filed on Form 6-K with the United States Securities and Exchange Commission, as of September 30, 2011, there were 338,228,650 issued and outstanding Common Shares.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 19.9% of the Common Shares issued and outstanding as of the Filing Date.  In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, a senior executive employed by the Reporting Person (the “Senior Executive Employee”) holds 40,000 Common Shares.  Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares held by the Senior Executive Employee.

Item 4.                    Purpose of Transaction.

Item 4 is hereby amended by adding the following after the eleventh paragraph thereof:

On each of January 9, 2012 and January 10, 2012, the Reporting Person, on behalf of the Fund, issued press releases, copies of which are attached to this Schedule 13D, as amended, as Exhibit 7.5 and Exhibit 7.6, respectively.

Item 7.                    Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following after the fourth paragraph thereof:

7.5           Press Release, dated January 9, 2012, from the Reporting Person, on behalf of the Fund.

7.6           Press Release, dated January 10, 2012, from the Reporting Person, on behalf of the Fund.

[signature follows on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                               January 10, 2012

                                                                                               MOUNT KELLETT CAPITAL MANAGEMENT LP

                                                                                               By:  Mount Kellett Capital Management GP LLC,
                                                                                                        its general partner

                                                                                            By:  /s/ Jonathan Fiorello
                                                                                                           Jonathan Fiorello
                                                                                                           Chief Operating Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 7.5

Baja Mining Responds to Shareholder Pressure with
“Window-Dressing” Governance Initiatives

Vancouver, British Columbia-- January 9, 2012 – The largest shareholder of Baja Mining Corp. (“Baja” or the “Company”) (TSX:BAJ) rejected as “window dressing” the corporate governance initiatives announced by Baja CEO John Greenslade on January 3, 2012. The announcement by Mr. Greenslade was in response to a requisition for a shareholders’ meeting made by 19.9% shareholder Mount Kellett Capital Management LP (“Mount Kellett”) on December 19, 2011.

The Mount Kellett requisition calls for the addition of two new independent directors, a reduction in the size of the board, an amendment to the stock option plan to make it compliant with Institutional Shareholder Services (ISS) recommendations and a series of initiatives to address specific corporate governance concerns. These concerns include a prevailing culture of nepotism and preference at the Company and a lack of independence in critical decision-making at the Board level.

Mount Kellett Statement:

“While it is commendable that in response to our shareholder requisition, the Board of Baja has advanced limited corporate governance changes, the Company continues to have a stock option plan which is not compliant with ISS and the Board has yet to address a prevailing culture of nepotism and preference.  Based on the Company’s track record of ignoring or circumventing its own governance policies, shareholders have no assurance that the Board will match their words with actions.  Indeed, the Board has already undermined its newly adopted policy on nepotism by apparently reaffirming the appointment of the Corporate Secretary of the Company.  While we remain optimistic about the future of the Company, we believe that the current culture of poor governance must come to an end in order for the Company to achieve its full potential - we believe that this change can only be accomplished by altering the board composition.”

In addition to proposing governance changes, Mount Kellett has nominated two independent directors to the board: Lorie Waisberg, a Canadian nationally recognized director with mining, governance and legal experience and Stephen Lehner, a Mount Kellett Managing Director who brings 18 years of business, finance and investing experience and, most importantly, an owner mentality to the board of directors.  Mount Kellett believes that the addition of these two directors will provide much needed independence in critical decision making.

Mount Kellett expects the requisitioned meeting to be called expeditiously. Detailed information on the nominees of Mount Kellett and the purpose and history leading up to the requisition will be provided in Mount Kellett's information circular, which will be mailed to shareholders prior to the requisitioned meeting and filed on SEDAR.

About Mount Kellett Capital Management LP

Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. The firm has approximately 100 employees with offices in New York, Hong Kong, London, and Mumbai. The firm currently has in excess of $6 billion in assets under management.

Contact:
Karen Chodzicki, Kingsdale Communications Inc.
Phone:  416-867-2335

EXHIBIT 7.6

 BAJA MINING’S LARGEST SHAREHOLDER PROVIDES UPDATE

-	ACKNOWLEDGES SHAREHOLDER MEETING

-	CALLS FOR END TO NEPOTISM, STRONGER GOVERNANCE AND AN INDEPENDENT BOARD

Vancouver, British Columbia -- January 10, 2012 – The largest shareholder of Baja Mining Corp. (“Baja” or the “Company”) (TSX: BAJ) today acknowledged the Board of Baja’s response to its requisition with a special meeting of shareholders to be held on April 3, 2012.

Statement of Mount Kellett Capital Management LP (“Mount Kellett”):

"The purpose of our requisition is clear: The prevailing culture of nepotism and preference at the Company and a lack of independence in critical-decision making at the Board level will stifle the prospects of Baja becoming the company that it can and should be.  The changes required should not be difficult, but they cannot be addressed by policy pronouncements that amount to mere "window-dressing”.

A requisitioned meeting should not be necessary for shareholders of Baja to receive a stock option plan that is ISS compliant, a strong anti-nepotism policy that is actually followed by the Company, and additional independent directors who would form a minority of the Board to help shepherd these changes and provide independent input on critical decisions.

It is with considerable reluctance that we note that CEO Greenslade's daughter continues to act as the corporate secretary of Baja.  Indeed, she is one of the top 5 highest paid executives at the Company with a total compensation for the fiscal year ended 2010 of $725,493, 1.3 million in cumulative option grants and entitlement to a payout of two years salary ($400,000) upon a change in control.  There is a compelling need for better governance and greater director independence at Baja.

Mount Kellett is looking forward to working to bring about positive change for the benefit of all shareholders of the Company.  And although in its press release dated January 9, 2012, Baja laments the cost and disruption of a proxy contest, we question why it has not combined the 2012 annual general shareholders’ meeting with the requisitioned meeting in order to eliminate the duplicative costs of running two meetings.”

Detailed information on the nominees of Mount Kellett and the purpose and history leading up to the requisition will be provided in Mount Kellett's information circular, which will be mailed to shareholders in the coming weeks.

About Mount Kellett Capital Management LP

Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. The firm has approximately 100 employees with offices in New York, Hong Kong, London, and Mumbai. The firm currently has in excess of $6 billion in assets under management.

Contact:

Karen Chodzicki, Kingsdale Communications Inc.

Phone:  416-867-2335